Exhibit 99.1

TAOPING INC.

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong 518040

People’s Republic of China

NOTICE OF SPECIAL MEETING OF MEMBERS

To Be Held on August 18, 2025

NOTICE IS HEREBY GIVEN THAT you are cordially invited to attend a special meeting (the “Special Meeting”) of the shareholders of Taoping Inc. (the “Company”), to be held on August 18, 2025 at 10:00 a.m., Beijing time (August 17, 2025 at 10:00 p.m., Eastern Time), at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong 518040, People’s Republic of China for the purpose of considering and voting upon the following proposal:

(a)	create a new class of shares and change the maximum number of shares that the Company is authorised to issue from 100,000,000 ordinary shares of one class each such share having no par value to 5,060,000,000 shares divided into: (1) 5,000,000,000 ordinary shares with no par value each; (2) 50,000,000 class A shares with no par value each (the “Class A Shares”), and (3)10,000,000 preferred shares with no par value each (the “Preferred Shares”) ;

(b)	amend and restate its existing memorandum and articles of association registered with the Registrar of Corporate Affairs in the British Virgin Islands to include, amongst other things:

(i)	the creation of a new class of “blank check” Preferred Shares, such Preferred Shares having the rights as specified by the board of directors upon issue of any Preferred Shares;

(ii)	the creation of a new class of Class A Shares with each Class A Share:

i.	being entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Company; and

ii.	having the right to convert into ordinary shares on the terms as described in the amended memorandum and articles, with such Class A Shares being restricted such that they may only be issued to incumbent directors, executive officers and members of the Company;

(iii)	the following provision: “Unless a holder of Class A Shares otherwise notifies the Company prior to any transfer that the proposed transferee is a Permitted Transferee and provides satisfactory evidence thereof, as determined by the directors in their sole discretion, any Class A Shares that it purports to transfer shall automatically be converted into Ordinary Shares immediately prior to the consummation of such transfer and in accordance with the mechanics set forth in Articles 7.4 to 7.8. The directors shall have the authority to review and approve or reject the proposed transfer based on the transferee’s status.”;

(iv)	the following provision: “Notwithstanding any other provision of these Articles, each Class A Share shall be automatically converted into an Ordinary Share immediately upon the holders of Class A Shares in aggregate beneficially owning 5% of the total issued and outstanding Class A Shares as of the date of registration of these Memorandum and Articles.”;

(v)	an amendment to clause 9.1 of the articles of association to change the number of votes required for shareholders to require a meeting of members from 10% to one-third of all votes attaching to total issued shares; and

(vi)	an amendment to clause 19.10 of the articles of association to change the required votes at any meeting of directors to pass resolutions of directors from a majority of votes to a two-thirds majority of the votes.

(c)	subject to approval of the foregoing resolutions, redeem 50,418 ordinary shares held by Mr. Jianghuai Lin as at the date of this proxy statement and reissue such ordinary shares as 50,418 Class A Shares to Mr. Jianghuai Lin.

The foregoing item of business is more fully described in the proxy statement accompanying this notice. We are not aware of any other business to come before the Special Meeting.

The Board of Directors has fixed the close of business on July 11, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Special Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Special Meeting or any adjournment thereof.

The notice of the Special Meeting, this proxy statement, and the proxy card will be sent to shareholders on or about July 18, 2025.

It is important that your shares are represented at the Special Meeting. We urge you to review the attached proxy statement and, whether or not you plan to attend the Special Meeting in person, please vote your shares promptly by casting your vote via the internet or, if you prefer to mail your proxy or vote instructions, please complete, sign, date, and return your proxy or vote instruction form to the address provided in the enclosed proxy card. You may revoke your vote by submitting a subsequent vote before the Special Meeting, or by voting in person at the Special Meeting.

If you plan to attend the Special Meeting in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Special Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Special Meeting and vote in person.

By Order of the Board of Directors,

/s/ Jianghuai Lin
Jianghuai Lin
Chairman of the Board of Directors

July 15, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING OF MEMBERS TO BE HELD ON AUGUST 18, 2025

This notice, proxy statement and proxy card are also available online at www.Transhare.com

TAOPING INC.

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong 518040

People’s Republic of China

PROXY STATEMENT

This proxy statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of Taoping Inc., a British Virgin Islands business company with limited liability (the “Company,” “we,” “us” or “our), for the Special Meeting of Members (the “Special Meeting”), which is to be held on Monday, August 18, 2025, at 10:00 a.m., Beijing time (August 17, 2025 at 10:00 p.m., Eastern Time), at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong 518040, People’s Republic of China.

We will send or make these proxy materials available to shareholders on or about July 18, 2025.

GENERAL INFORMATION

Purpose of the Special Meeting

The purposes of the Special Meeting are to seek shareholders’ approval of the following proposal:

(a)	create a new class of shares and change the maximum number of shares that the Company is authorised to issue from 100,000,000 ordinary shares of one class each such share having no par value to 5,060,000,000 shares divided into: (1) 5,000,000,000 ordinary shares with no par value each; (2) 50,000,000 class A shares with no par value each (the “Class A Shares”), and (3)10,000,000 preferred shares with no par value each (the “Preferred Shares”) ;

(b)	amend and restate its existing memorandum and articles of association registered with the Registrar of Corporate Affairs in the British Virgin Islands to include, amongst other things:

(i)	the creation of a new class of “blank check” Preferred Shares, such Preferred Shares having the rights as specified by the board of directors upon issue of any Preferred Shares;

(ii)	the creation of a new class of Class A Shares with each Class A Share:

i.	being entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Company; and

ii.	having the right to convert into ordinary shares on the terms as described in the amended memorandum and articles, with such Class A Shares being restricted such that they may only be issued to incumbent directors, executive officers and members of the Company;

(iii)	the following provision: “Unless a holder of Class A Shares otherwise notifies the Company prior to any transfer that the proposed transferee is a Permitted Transferee and provides satisfactory evidence thereof, as determined by the directors in their sole discretion, any Class A Shares that it purports to transfer shall automatically be converted into Ordinary Shares immediately prior to the consummation of such transfer and in accordance with the mechanics set forth in Articles 7.4 to 7.8. The directors shall have the authority to review and approve or reject the proposed transfer based on the transferee’s status.”;

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(iv)	the following provision: “Notwithstanding any other provision of these Articles, each Class A Share shall be automatically converted into an Ordinary Share immediately upon the holders of Class A Shares in aggregate beneficially owning 5% of the total issued and outstanding Class A Shares as of the date of registration of these Memorandum and Articles.”;

(v)	an amendment to clause 9.1 of the articles of association to change the number of votes required for shareholders to require a meeting of members from 10% to one-third of all votes attaching to total issued shares; and

(vi)	an amendment to clause 19.10 of the articles of association to change the required votes at any meeting of directors to pass resolutions of directors from a majority of votes to a two-thirds majority of the votes.

(c)	subject to approval of the foregoing resolutions, redeem 50,418 ordinary shares held by Mr. Jianghuai Lin as at the date of this proxy statement and reissue such ordinary shares as 50,418 Class A Shares to Mr. Jianghuai Lin.

The Board of Directors recommends a vote FOR the proposal.

Will there be any other items of business on the agenda?

The Board of Directors is not aware of any other matters that will be presented for consideration at the Special Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Special Meeting or at any postponement or adjournment of the Special Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Who is entitled to vote at the Special Meeting?

Only shareholders of record of our ordinary shares, as of 5:00 p.m., New York time on July 11, 2025 (the “Record Date”) are entitled to notice and to attend and vote at the Special Meeting and any adjournment or postponement thereof.

Each fully paid ordinary share is entitled to one vote on each matter properly brought before the Special Meeting. The enclosed proxy card or voting instruction card shows the number of ordinary shares you are entitled to vote at the Special Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Special Meeting or vote by proxy. Whether or not you plan to attend the Special Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Special Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

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What constitutes a quorum and how will votes be counted?

The quorum for the Special Meeting is the holder or holders present in person or by proxy entitled to exercise at least a majority of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

Shareholders entitled to vote at the Special Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Special Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

The holder of an ordinary share shall have one vote for every ordinary share of which they are the holder.

In the event that there are not sufficient votes for a quorum, the Special Meeting may be adjourned or postponed in order to permit the further solicitation of proxies.

Votes Required

How many votes are required to approve the proposal?

Assuming a quorum as referenced above is reached, the approval of the proposal requires a resolution of shareholders under the existing memorandum and articles of association of the Company, passed by the affirmative vote of a majority of in excess of 50% of the votes of the ordinary shares entitled to vote thereon which were present at the Special Meeting and were voted at the Special Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Special Meeting.

How do I vote?

Your shares may only be voted at the Special Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Special Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Email. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and emailing it according to the email address provided on the enclosed proxy card.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them to the address provided on the enclosed proxy card. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” the proposal. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them to the address provided on the enclosed proxy card.

●	By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy card.

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●	In person at the Special Meeting. Shares held in your name as the shareholder of record may be voted in person at the Special Meeting or at any postponement or adjournment of the Special Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Special Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Special Meeting.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time but no later than two hours before the commencement of the meeting or adjourned meeting, at which the proxy is voted. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. Mere attendance at the meeting will not revoke a proxy. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Special Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Special Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Special Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Special Meeting that was postponed or adjourned.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

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PROPOSAL –CREATION OF NEW CLASS OF SHARES AND ADOPTION OF AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as a resolution of shareholders, the following proposal:

(a)	create a new class of shares and change the maximum number of shares that the Company is authorised to issue from 100,000,000 ordinary shares of one class each such share having no par value to 5,060,000,000 shares divided into: (1) 5,000,000,000 ordinary shares with no par value each; (2) 50,000,000 class A shares with no par value each (the “Class A Shares”), and (3)10,000,000 preferred shares with no par value each (the “Preferred Shares”) ;

(b)	amend and restate its existing memorandum and articles of association registered with the Registrar of Corporate Affairs in the British Virgin Islands to include, amongst other things:

(i)	the creation of a new class of ‘blank check’ Preferred Shares, such Preferred Shares having the rights as specified by the board of Directors upon issue of any Preferred Shares;

(ii)	the creation of a new class of Class A Shares with each Class A Share:

i.	being entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Company; and

ii.	having the right to convert into ordinary shares on the terms as described in the amended memorandum and articles, with such Class A Shares being restricted such that they may only be issued to incumbent directors, executive officers and members of the Company;

(iii)	the following provision: “Unless a holder of Class A Shares otherwise notifies the Company prior to any transfer that the proposed transferee is a Permitted Transferee and provides satisfactory evidence thereof, as determined by the directors in their sole discretion, any Class A Shares that it purports to transfer shall automatically be converted into Ordinary Shares immediately prior to the consummation of such transfer and in accordance with the mechanics set forth in Articles 7.4 to 7.8. The directors shall have the authority to review and approve or reject the proposed transfer based on the transferee’s status.”;

(iv)	the following provision: “Notwithstanding any other provision of these Articles, each Class A Share shall be automatically converted into an ordinary share immediately upon the holders of Class A Shares in aggregate beneficially owning 5% of the total issued and outstanding Class A Shares as of the date of registration of these Memorandum and Articles.”;

(v)	an amendment to clause 9.1 of the articles of association to change the number of votes required for shareholders to require a meeting of members from 10% to one-third of all votes attaching to total issued shares; and

(vi)	an amendment to clause 19.10 of the articles of association to change the required votes at any meeting of directors to pass resolutions of directors from a majority of votes to a two-thirds majority of the votes.

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(c)	subject to approval of the foregoing resolutions, redeem 50,418 ordinary shares held by Mr. Jianghuai Lin as at the date of this proxy statement and reissue such ordinary shares as 50,418 Class A Shares to Mr. Jianghuai Lin.

Resolutions to be Voted Upon

At the Special Meeting the following resolutions will be considered and voted upon, it being noted that each resolution is conditional upon the others being passed so no one resolution can be passed alone:

RESOLVED, THAT:

1.	the amended and restated memorandum and articles of association attached hereto as Annex A, be and are hereby approved, including the creation of a new class of preferred shares and a new class of class A shares with each class A share being entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Company;

2.	the change in the maximum number of shares that the Company is authorised to issue from 100,000,000 ordinary shares of one class each such share having no par value to 5,060,000,000 shares divided into: (1) 5,000,000,000 ordinary shares with no par value each; (2) 50,000,000 class A shares with no par value each, and (3)10,000,000 preferred shares with no par value each, be and is hereby approved; and

3.	subject to approval of the foregoing resolutions, the redemption of 50,418 ordinary shares held by Mr. Jianghuai Lin as at the date of this proxy statement and reissue of 50,418 class A shares to Mr. Jianghuai Lin be and is hereby approved.

Vote Required for Approval

Assuming a quorum as referenced above is reached, the approval of the proposal requires a resolution of shareholders under the existing memorandum and articles of association of the Company, passed by the affirmative vote of a majority of in excess of 50% of the votes of the ordinary shares entitled to vote thereon which were present at the Special Meeting and were voted at the Special Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Special Meeting.

The proposal to create a new class of Class A Shares will not affect in any way the validity or transferability of ordinary shares outstanding or the trading of the Company’s ordinary shares on the NASDAQ Capital Market.

The amended and restated memorandum and articles of association will provide that preferred shares may be issued from time to time in one or more series. Our Board of Directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board of Directors will be able to, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of other voting shares of the Company and could have anti-takeover effects. The ability of our Board of Directors to issue preferred shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. Although we do not currently intend to issue any preferred shares, we cannot assure you that we will not do so in the future.

The resolutions proposed, if approved and adopted, will result in a dual-class structure of our ordinary shares, which has the effect of concentrating voting power with the holders of Class A Shares, which will limit the ability of holders of ordinary shares to influence the outcome of important transactions, including a change in control.

Upon the approval and adoption of the resolutions, the maximum number of shares we are authorised to issue will be changed from 100,000,000 ordinary shares of one class each such share having no par value to 5,060,000,000 shares divided into: (1) 5,000,000,000 ordinary shares with no par value each; (2) 50,000,000 Class A Shares with no par value each, and (3)10,000,000 preferred shares with no par value each. Each ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our Company, and each class A share shall entitle the holder thereof to one hundred (100) votes on all matters subject to vote at general meetings of our Company.

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Mr. Jianghuai Lin (“Mr. Lin”), the chairman of the Board of Directors, who currently owns 50,418 ordinary shares as of the date of this proxy statement, will beneficially own 50,418 Class A Shares, which result in Mr. Lin beneficially owning more than 50% of the aggregate voting power of our total issued and outstanding shares. As a result, we will be a “controlled company” within the meaning of the Nasdaq Listing Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. As a result of the creation of the class of Class A Shares, each of which has one hundred (100) votes on all matters subject to vote at meetings of shareholders and the concentration of ownership, holders of Class A Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, amendments to the memorandum and articles of association that are subject to a shareholder vote and other significant corporate actions and may vote in a way with which you disagree and which may be adverse to your interests. In addition, the concentrated voting power of holders of Class A Shares may have the ultimate effect of delaying, preventing or deterring a change of control of our Company which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might ultimately materially and adversely affect the market price of our ordinary shares. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

Future transfers by the holder of Class A Shares may result in those shares converting into ordinary shares. Unless a holder of Class A Shares notifies the Company prior to any transfer that the proposed transferee is a Permitted Transferee and provides satisfactory evidence thereof, as determined by the directors in their sole discretion, such Class A Shares will be automatically converted into an equal number of ordinary shares immediately prior to the consummation of such transfer. As defined in the amended and restated memorandum and articles of association, a Permitted Transferee includes: (1) any Eligible Class A Holders, which include an incumbent director of the Company, an incumbent executive officer of the Company, incumbent members of the Company, and companies wholly owned by such directors, executive officers, or members, at such times and on such terms, for such consideration, and subject to such conditions as the directors, in their absolute discretion, may think fit; and (2) in respect of a person, any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, includes, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, includes a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. In addition, each Class A Share is convertible into one ordinary share at any time at the option of the holder, but ordinary shares shall not be convertible into Class A Shares under any circumstances. The proposed amended and restated memorandum and articles of association would not prohibit us from issuing additional Class A Shares, and any future issuances of Class A Shares may be dilutive to holders of ordinary shares. The conversion of Class A Shares might have an impact on holders of ordinary shares due to the potential increase in the relative voting power of any holder of Class A Shares that retains such shares.

The dual-class structure may adversely affect the trading market for our ordinary shares. We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on companies with dual-class or multi-class share structures in their indices. In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares from being added to these indices. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. As a result, our dual-class structure would make us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our ordinary shares. These policies are still relatively new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our ordinary shares less attractive to investors and, as a result, the market price of our ordinary shares could be adversely affected.

After careful consideration, the Board of Directors unanimously directs all above resolutions be submitted to shareholders and recommends that shareholders authorize and approve all of the above resolutions.

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OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Special Meeting. If any other matters properly come before the Special Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Transhare Corporation. Its address is Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater, FL 33764.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

July 15, 2025	By Order of the Board of Directors

/s/Jianghuai Lin
Jianghuai Lin Chairman of the Board of Directors

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Annex A

THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY

(in redline)

British Virgin Islands

The BVI Business Companies Act

(No. 16 of 2004)

Memorandum and Articles of Association

of

Taoping Inc.

Incorporated the 18th day of June 2012

Amended and Restated the 27th day of September, 2013

Amended and Restated the 12th day of October, 2017

Amended and Restated the 25th day of May, 2018

Amended and Restated this 23rd day of December, 2020

Amended and Restated this [●] day of [●] 2025

Maples Corporate Services (BVI) Limited

Kingston Chambers

PO Box 173

Road Town, Tortola

British Virgin Islands

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

MEMORANDUM OF ASSOCIATION

OF

TAOPING INC.

1	Company Name

1.1	The name of the Company is Taoping Inc.

1.2	The members may from time to time change the Company’s name by Resolution of Members. The directors shall give notice of such resolution to the registered agent of the Company, for the registered agent to file an application for change of name with the Registrar, and any such change will take effect from the date of the certificate of change of name issued by the Registrar.

1.3	A change of name of the Company shall constitute an amendment of the Memorandum and Articles and in the event of a resolution being passed to change the name of the Company, the provisions below in respect of amendments to the Memorandum and Articles must be complied with.

2	Company Limited by Shares, Liability of Members

2.1	The Company is a company limited by shares.

2.2	The liability of each member is limited to:

(a)	the amount from time to time unpaid on that member’s shares;

(b)	any liability expressly provided for in the Memorandum or the Articles; and

(c)	any liability to repay a distribution pursuant to section 58(1) of the Act.

3	Registered Office

3.1	The first registered office of the Company will be situated at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

3.2	The directors or members may from time to time change the Company’s registered office by Resolution of Directors or Resolution of Members, provided that the Company’s registered office shall at all times be the office of the registered agent. The directors shall give notice of such resolution to the registered agent of the Company, for the registered agent to file with the Registrar a notice of change of registered office, and any such change of registered office will take effect from the date of the registration by the Registrar of such notice.

4	Registered Agent

4.1	The first registered agent of the Company will be Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

4.2	The directors or members may from time to time change the Company’s registered agent by Resolution of Directors or Resolution of Members. The directors shall give notice of such resolution to the registered agent of the Company (meaning the existing registered agent), for the registered agent to file with the Registrar a notice of change of registered agent, and any such change of registered agent will take effect from the date of the registration by the Registrar of such notice.

4.3	If the existing registered agent does not file such notice on instruction by the directors, the directors shall procure that a notice of change of registered agent is filed with the Registrar by a legal practitioner in the British Virgin Islands acting on behalf of the Company, and any such change of registered agent will take effect from the date of the registration by the Registrar of such notice.

5	General Objects and Powers

5.1	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Act or any other law of the British Virgin Islands.

5.2	Without limiting the foregoing, the powers of the Company include the power to do the following:

(a)	grant options over unissued shares in the Company and treasury shares;

(b)	issue securities that are convertible into shares;

(c)	give financial assistance to any person in connection with the acquisition of the Company’s own shares;

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(d)	issue debt obligations of every kind and grant options, warrants and rights to acquire debt obligations;

(e)	guarantee a liability or obligation of any person and secure any of its obligations by mortgage, pledge or other charge, of any of its assets for that purpose; and

(f)	protect the assets of the Company for the benefit of the Company, its creditors and its members and, at the discretion of the directors, for any person having a direct or indirect interest in the Company.

6	Maximum Number of Authorised Shares

6.1	The Company is authorised to issue a maximum of ~~100~~5,060,000,000 ~~ordinary~~ shares ~~of one class each such share having no par value.~~divided into three classes as follows:

(a)	5,000,000,000 ordinary shares with no par value each (the “Ordinary Shares”);

(b)	50,000,000 class A shares with no par value each (the “Class A Shares”); and

(c)	10,000,000 preferred shares with no par value each (the “Preferred Shares”).

6.2	The members may from time to time by Resolution of Members increase the maximum number of shares the Company is authorised to issue, by amendment to the Memorandum in accordance with the provisions below.

7	Rights Conferred by Shares

7.1	Each ~~share~~Ordinary Share in the Company confers on the holder:

(a)	the right to one vote on any Resolution of Members;

(b)	the right to an equal share in any dividend paid by the Company in accordance with the Act; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company.

For the avoidance of doubt, Ordinary Shares are not convertible into Class A Shares at any time.

7.2	Each Class A Share in the Company confers on the holder:

(a)	the right to one hundred (100) votes on any Resolution of Members;

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(b)	the right to an equal share in any dividend paid by the Company in accordance with the Act;

(c)	the right to an equal share in the distribution of the surplus assets of the Company; and

(d)	subject to such Class A Share being fully paid, the right to convert into Ordinary Shares at the option of the holder of such Class A Shares in accordance with Articles 7.4 to 7.8.

7.3	The Preferred Shares shall have such rights as specified by the board of Directors pursuant to the Resolution of Directors approving the issue of such Preferred Share(s), and in any such Resolution of Directors the board of Directors shall agree to amend and restate the Memorandum and Articles to fully set out such rights and instruct the registered agent of the Company to file the amended Memorandum and Articles with the Registrar. For the avoidance of doubt, the Directors shall not require any approval of the Members in respect of the issuance of Preferred Shares and the related amendments to the Memorandum and Articles.

8	Registered Shares Only

Shares in the Company may only be issued as registered shares and the Company is not authorised to issue bearer shares. Registered shares may not be exchanged for bearer shares or converted to bearer shares.

9	Amendments to the Memorandum and Articles

9.1	Subject to the provisions of the Act, Clause 7.3 and the provisions of this Clause 9:

(a)	the members may from time to time amend the Memorandum or Articles by Resolution of Members; and

(b)	the directors from time to time amend the Articles ~~(but not the Memorandum)~~ by Resolution of Directors.

9.2	~~The~~Subject to Clause 7.3, the directors shall not have the power to amend the Articles:

(a)	to restrict the rights or powers of the members to amend the Memorandum or Articles;

(b)	to change the percentage of members required to pass a resolution to amend the Memorandum or Articles;

(c)	to change the manner prescribed in the Articles for the election of directors to hold office;

(d)	where to do so would involve amending the provisions of Articles ~~17.3 or 23.9;~~17.3 or 23.9; and

(e)	in circumstances where the Memorandum or Articles may only be amended by the members.

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9.3	A change of registered office or registered agent shall not constitute an amendment of the Memorandum or Articles.

9.4	If at any time:

(a)	the Company is authorised to issue shares of more than one class or series; and

(b)	an amendment to the Memorandum or Articles the effect of which would be to vary the rights of the holders of a class of shares or series of shares or alter or change any preference or any relative or other right given to any class or series of shares of the Company then in issue, then in addition to the requirements of Clause 9.1, such a proposed amendment to the Memorandum or Articles shall also require (whether or not the Company is being wound up) approval by Resolution of Class Members (where the Resolution of Class Members is a resolution of the holders of the class or series of shares of the Company the rights given to which would be so varied or otherwise affected as aforesaid by the proposed amendment). However, this Clause 9.4 shall not apply if it is otherwise provided by the terms of issue of the shares of that class or series.

9.5	The rights conferred upon the holders of the shares of any class issued with preferred or other rights ~~(for the purpose of this Clause 9.5, any such shares of any class being referred to herein as “Preferred Shares”)~~ shall not, unless otherwise expressly provided by the terms of issue of ~~the Preferred Shares~~such shares, be deemed to be varied by the creation or issue of further shares:

(a)	ranking pari passu with ~~the Preferred Shares~~such shares; or

(b)	which in all respects do not rank ahead of ~~the Preferred Shares~~such shares and which would not confer on the holders of such further shares any rights which are superior to the rights conferred upon the holders of ~~the Preferred Shares~~such shares.

9.6	The directors shall give notice of such resolutions passed pursuant to Clauses 9.1 and 9.4 to the registered agent of the Company, for the registered agent to file with the Registrar a notice of the amendment to the Memorandum or Articles, or a restated memorandum and articles of association incorporating the amendment(s) made, and any such amendment(s) to the Memorandum or Articles will take effect from the date of the registration by the Registrar of the notice of amendment or restated memorandum and articles of association incorporating the amendment(s) made.

~~9.7~~	~~A change of registered office or registered agent shall not constitute an amendment of the Memorandum or Articles.~~

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10	Definitions and Interpretation

10.1	In this memorandum of association and the attached articles of association:

“Act”	means the BVI Business Companies Act~~, 2004;~~ (As Revised);

“Articles”	means the Company’s articles of association as attached to this Memorandum, and “Article” shall be construed accordingly;

“Chairman of the Board”	has the meaning ascribed to that term in Article 19.8;

“Class A Shares”	has the meaning ascribed to that term in Clause 6.1(b);

“Conversion Ratio”	has the meaning ascribed to that term in Article 7.4;

“Eligible Class A Holders”	has the meaning ascribed to that term in Article 2.2;

“Memorandum”	means this, the Company’s memorandum of association;

“Ordinary Shares”	has the meaning ascribed to that term in Clause 6.1(a);

“Permitted Transferee”	shall include (1) any Eligible Class A Holders, and / or (2) in respect of a person, any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity;

“Preferred Shares”	has the meaning ascribed to that term in Clause 6.1(c);

“Recognised Exchange”	has the meaning given in the Act and includes, for the avoidance of doubt, the NASDAQ Stock Market, provided however, that the rules of any such Recognised Exchange shall not apply to the Company or any shares until such shares are listed on that Recognised Exchange and that the rules of the Recognised Exchange shall only apply to those shares which are listed on such Recognised Exchange and not any other shares.

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“Registrar”	means the Registrar of Corporate Affairs appointed under the Act;

“Resolution of Directors”	means a resolution of the directors passed either at a meeting of directors, or by way of a Written Resolution, in either case in accordance with the provisions of the Articles;

“Resolution of Members”	means a resolution passed by the holders of a majority of in excess of fifty (50) percent of the votes of those members (or their duly appointed proxies) entitled to vote and voting on the resolution either at a meeting of members, or by way of a Written Resolution, in either case in accordance with the provisions of the Articles;

“Resolution of Class Members”	means, in respect of each class of shares of the Company or series of shares of the Company that is or may at any time be in issue in the Company, a resolution passed by the holders of a majority of in excess of fifty (50) percent of the votes of those members in that class or series (or their duly appointed proxies) entitled to vote and voting on the resolution either at a meeting of members, or by way of a Written Class Resolution, in either case in accordance with the provisions of the Articles;

“Securities Act “	means the Securities Act of 1933 of the United States of America (as amended);

“Written Resolution”	means a resolution of members or directors (as applicable) consented to in writing or by telex, telegram, cable or other written electronic communication, without the need for any notice. A Written Resolution may consist of several documents, including written electronic communications, in like form each signed or assented to by one or more members or directors (as applicable). A Written Resolution of directors shall be passed if so consented by all of those directors entitled to vote on the resolution. A Written Resolution of members shall be passed if so consented by the holders of a majority of in excess of fifty (50) percent of the votes of those members entitled to vote on the resolution; and

“Written Class Resolution”	means, in respect of each class of shares of the Company or series of shares of the Company that is or may at any time be in issue in the Company, a resolution of the members of that class of shares or series of shares consented to in writing or by telex, telegram, cable or other written electronic communication, without the need for any notice. A Written Class Resolution may consist of several documents, including written electronic communications, in like form each signed or assented to by one or more members. A Written Class Resolution shall be passed if so consented by the holders of a majority of in excess of fifty (50) percent of the votes of the holders of the relevant class or series of shares entitled to vote on the resolution.

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10.2	In the Memorandum and Articles:

(a)	words and expressions defined in the Act shall have the same meaning and, unless otherwise required by the context, the singular shall include the plural and vice versa, the masculine shall include the feminine and the neuter and references to persons shall include corporations and all entities capable of having a legal existence;

(b)	reference to a provision of law is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation;

(c)	the headings are for convenience only and shall not affect the construction of the Memorandum or Articles;

(d)	reference to a thing being “written” or “in writing” includes all forms of writing, including all electronic records which satisfy the requirements of the Electronic Transactions Act, 2001;

(e)	reference to a thing being “signed” or to a person’s “signature” shall include reference to an electronic signature which satisfies the requirements of the Electronic Transactions Act, 2001, and reference to the Company’s “seal” shall include reference to an electronic seal which satisfies the requirements of the Electronic Transactions Act, 2001.

We, Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 18th day of June 2012.

Incorporator

________________________________

Richard May

Authorised Signatory

Maples Corporate Services (BVI) Limited

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TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

ARTICLES OF ASSOCIATION

OF

TAOPING INC.

1	Share Certificates

1.1	Every person whose name is entered as a member in the Company’s register of members, being the holder of registered shares, shall without payment (except where otherwise noted) be entitled to a share certificate in the following circumstances:

(a)	on the issuance of such shares to such member;

(b)	on the transfer of such shares to such member;

(c)	on a re-designation or conversion of such shares with the effect that the certificate previously issued no longer properly describes such shares; and

(d)	at the discretion of the directors (who may levy a reasonable charge), on notice to the Company of a change of name of the member.

1.2	Such certificate shall be signed by a director or under the common seal of the Company (which the registered agent of the Company is authorised to affix to such certificate) with or without the signature of any director or officer of the Company specifying the share or shares held and the par value thereof (if any), provided that in respect of shares held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all.

1.3	If a certificate is worn out or lost it may, subject to the prior written consent of any mortgagee or chargee whose interest has been noted on the Company’s register of members, be renewed on production of the worn out certificate, or on satisfactory proof of its loss together with such indemnity as the directors may reasonably require. Any member receiving a share certificate shall indemnify and hold the Company and its officers harmless from any loss or liability which it or they may incur by reason of wrongful or fraudulent use or representation made by any person by virtue of the possession of such a certificate.

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2	Issue of Shares

2.1	Subject to the provisions of these Articles, the unissued shares of the Company (whether forming part of the original or any increased authorised shares) shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration, being not less than the par value (if any) of the shares being disposed of, and upon such terms and conditions as the directors may determine. Such consideration may take any form acceptable to the directors, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services. Before issuing shares for a consideration other than money, the directors shall pass a Resolution of Directors stating:

(a)	the amount to be credited for the issue of the shares; and

(b)	~~their determination of the reasonable present cash value of the non-money consideration for the issue; and~~

~~(c)~~(b)	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the shares.

2.2	Class A Shares may only be issued to the following eligible recipients (the “Eligible Class A Holders”): (1) an incumbent director of the Company, (2) an incumbent executive officer of the Company, (3) incumbent members of the Company, or (4) companies wholly owned by such directors, executive officers, or members, at such times and on such terms, for such consideration, and subject to such conditions as the directors, in their absolute discretion, may think fit.

~~2.2~~2.3	Subject to the provisions of the Act in this regard, shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of such shares may determine.

~~2.3~~2.4	The Company may issue bonus shares, partly paid shares and nil paid shares.

~~2.4~~2.5	The directors may redeem any share issued by the Company at a premium. as described in Articles 7.4 to 7.8.

~~2.5~~2.6	Except as required by the Act, and notwithstanding that a share certificate may refer to a member holding shares "as trustee" or similar expression, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except as provided by these Articles or by the Act) any other rights in respect of any share except any absolute right to the entirety thereof by the registered holder.

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3	Forfeiture of Shares

3.1	The Company may, at any time after the due date for payment, serve on a member who has not paid in full for shares registered in the name of that member, a written notice of call (“Notice of Call”) specifying a date for payment to be made. The Notice of Call shall name a further date not earlier than the expiration of 14 days from the date of service of the Notice of Call on or before which the payment required by the Notice of Call is to be made and shall contain a statement that in the event of non-payment at or before the time named in the Notice of Call the shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

3.2	Where a written Notice of Call has been issued under the foregoing Article and the requirements of the Notice of Call have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the shares to which the Notice of Call relates. The Company is under no obligation to refund any moneys to the member whose shares have been cancelled pursuant to this Article and that member shall be discharged from any further obligation to the Company.

4	Transfer of Shares

4.1	~~Registered~~Subject to Article 4.2, registered shares in the Company shall be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. The instrument of transfer shall also be signed by the transferee if registration as a holder of the shares imposes a liability to the Company on the transferee. The instrument of transfer of a registered share shall be sent to the Company for registration.

4.2	Where ordinary shares are listed on a Recognised Exchange, (a) Articles 4.1, 4.4 and 4.5 shall not apply to ordinary shares and (b) the ordinary shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the law, rules, procedures and other requirements applicable to ordinary shares listed on the Recognised Exchange.

4.3	Unless a holder of Class A Shares otherwise notifies the Company prior to any transfer that the proposed transferee is a Permitted Transferee and provides satisfactory evidence thereof, as determined by the directors in their sole discretion, any Class A Shares that it purports to transfer shall automatically be converted into Ordinary Shares immediately prior to the consummation of such transfer and in accordance with the mechanics set forth in Articles 7.4 to 7.9. The directors shall have the authority to review and approve or reject the proposed transfer based on the transferee’s status.

~~4.2~~4.4	Subject to the Memorandum, these Articles ~~and to~~, section 54(5) of the Act and Article 4.2, the Company shall, on receipt of an instrument of transfer, enter the name of the transferee of the share in the Company's register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in the resolution. Where the directors pass such a resolution, the Company shall send to the transferor and the transferee a notice of the refusal or delay. Notwithstanding anything contained in the Memorandum or Articles, the directors shall not decline to register any transfer of shares, nor may they suspend registration thereof where such transfer is:

(a)	to any mortgagee or chargee whose interest has been noted on the Company’s register of members;

(b)	by any such mortgagee or chargee, pursuant to the power of sale under its security; or

(c)	by any such mortgagee or chargee in accordance with the terms of the relevant security document.

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~~4.3~~4.5	~~The~~Subject to Article 4.2, the transfer of a registered share is effective when the name of the transferee is entered in the Company's register of members.

4.44.6	In all offerings of securities pursuant to Regulation S of the Securities Act, the Company shall require that its share transfer agent (to the extent that the Company has appointed a share transfer agent) refuse to register any transfer of securities not made in accordance with the provisions of Regulation S of the Securities Act, pursuant to registration under the Securities Act or an available exemption thereunder.

5	Mortgages of Shares and Charges over Shares

5.1	Members may mortgage or create a charge or other form of security over their shares.

5.2	The directors shall, at the written request of a member who has mortgaged or created a charge over his shares, enter in the Company’s register of members:

(a)	a statement that such shares are mortgaged or charged;

(b)	the name of the mortgagee or chargee (where such information has been stated by the member); and

(c)	the date on which the statement and name are entered in the Company’s register of members.

6	Transmission of Shares

6.1	Subject to sections 52(2) and 53 of the Act, the executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognised by the Company as having any title to his share, save that and only in the event of death, incompetence or bankruptcy of any member or members as a consequence of which the Company no longer has any directors or members, then upon the production of any documentation which is reasonable evidence of the applicant being entitled to:

(a)	a grant of probate of the deceased’s will, or grant of letters of administration of the deceased’s estate, or confirmation of the appointment as executor or administrator (as the case may be, or analogous position in the relevant jurisdiction), of a deceased member’s estate;

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(b)	the appointment of a guardian (or analogous position in the relevant jurisdiction) of an incompetent member;

(c)	the appointment as trustee (or analogous position in the relevant jurisdiction) of a bankrupt member; or

(d)	upon production of any other reasonable evidence of the applicant’s beneficial ownership of, or entitlement to the shares,

to the Company’s registered agent in the British Virgin Islands together with (if so requested by the registered agent) a notarised copy of the share certificate(s) of the deceased, incompetent or bankrupt member, an indemnity in favour of the registered agent and/or appropriate legal advice in respect of any document issued by a foreign court, then the administrator, executor, guardian or trustee in bankruptcy (as the case may be) notwithstanding that their name has not been entered in the Company’s register of members, may by written resolution of the applicant, endorsed with written approval by the registered agent, be appointed a director and/or entered in the Company’s register of members as the legal and/or beneficial owner of the shares.

6.2	Without limiting the foregoing, the production to the Company of any document which is reasonable evidence of:

(a)	a grant of probate of the will, or grant of letters of administration of the estate, or confirmation of the appointment as executor (or analogous position in the relevant jurisdiction), of a deceased member;

(b)	the appointment of a guardian (or analogous position in the relevant jurisdiction) of an incompetent member;

(c)	the trustee (or analogous position in the relevant jurisdiction) of a bankrupt member; or

(d)	the applicant’s legal and/or beneficial ownership of the shares,

shall be accepted by the Company even if the deceased, incompetent member or bankrupt member is resident and/or domiciled outside the British Virgin Islands if the document is issued by a foreign court which had competent jurisdiction in the matter. For the purposes of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian, trustee in bankruptcy or the applicant.

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6.3	Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

6.4	Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

6.5	What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

7	Acquisition of Own Shares and Conversion of Shares

7.1	The directors may, on behalf of the Company, purchase, redeem or otherwise acquire any of the Company’s own shares for such consideration as the directors consider fit, and either cancel or hold such shares as treasury shares. Shares may be purchased or otherwise acquired in exchange for newly issued shares in the Company.

7.2	The directors shall not, unless permitted pursuant to the Act, purchase, redeem or otherwise acquire any of the Company’s own shares unless immediately after such purchase, redemption or other acquisition:

(a)	the value of the Company’s assets exceeds its liabilities; and

(b)	the Company is able to pay its debts as they fall due.

7.3	Sections 60 and 61 of the Act shall not apply to the Company.

7.4	Any Class A Shares which are fully paid may be converted into Ordinary Shares on a one-for-one basis, subject to adjustment in accordance with Articles 7.6 and 7.7 (the "Conversion Ratio"), at the option of the holder of such Class A Shares upon giving five days' notice by such holder to the Company.

7.5	Until such time as the Class A Shares have been converted into Ordinary Shares, the Company shall: (A) at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorised but unissued shares, such number of authorised but unissued Ordinary Shares as would enable all Class A Shares to be converted into Class A Shares and any other rights of conversion into, subscription for or exchange into Class A Shares to be satisfied in full.

7.6	Any conversion of Class A Shares into Ordinary Shares pursuant to the Memorandum and these Articles shall be effected by the re-designation of each Class A Share into one Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the register of members to record the re-designation of the relevant Class A Shares as Ordinary Shares. For the avoidance of doubt, such re-designation shall not be effected by a redemption and reissue of shares.

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7.7	The Conversion Ratio shall also be adjusted to account for any subdivision (by share subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by share consolidation, exchange, reclassification, recapitalisation or otherwise), bonus share issue or similar reclassification or recapitalisation of the Ordinary Shares in issue into a greater or lesser number of shares occurring after the date of registration of these Memorandum and Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class A Shares in issue.

7.8	Notwithstanding any other provision of these Articles, each Class A Share shall be automatically converted into an Ordinary Share immediately upon the holders of Class A Shares in aggregate beneficially owning less than 5% of the total issued and outstanding Class A Shares as of the date of registration of these Memorandum and Articles.

7.9	Upon conversion of any Class A Shares into Ordinary Shares in accordance with Articles 7.4 to 7.8, such Ordinary Shares:

(a)	shall be credited as fully paid, free from all encumbrances;

(b)	shall rank pari passu in all respects and form one class with the Ordinary Shares then in issue (if any); and

(c)	shall entitle the holder of such Ordinary Shares to be paid a pro rata share of all dividends and other distributions declared, made or paid on Ordinary Shares after the date such conversion is entered in the Register of Members of the Company.

8	Treasury Shares

8.1	Shares may only be held as treasury shares by the Company to the extent that the number of treasury shares does not exceed 50% of the shares of that class previously issued by the Company, excluding shares that have been cancelled.

8.2	The directors may dispose of any shares held as treasury shares on such terms and conditions as they may from time to time determine.

9	Notice of Meetings of Members

9.1	The directors may convene meetings of the members at such times and in such manner and places (within or outside the British Virgin Islands) as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members entitled to exercise at least ~~ten (10) percent~~one-third (1/3) of the voting rights in respect of the matter for which the meeting is requested.

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9.2	With respect to determining the record date (the “Record Date”) for the purpose of determining the persons entitled to notice of or to vote at a meeting of members, the Record Date:

(a)	may be fixed by the directors in advance as a date not less than ten (10) days nor more than sixty (60) days prior to such meeting; or

(b)	in the absence of any action by the directors, the date upon which the notice of the meeting is given shall be the Record Date.

Section 83(2) of the Act shall not apply to the Company.

9.3	Not less than ten (10) days’ notice (nor more than sixty (60) days’ notice) specifying at least the place, the day and the hour of the meeting and general nature of the business to be conducted shall be given in the manner hereinafter mentioned to such persons whose names on the Record Date appear as members in the Company’s register of members and are entitled to vote at the meeting or to receive notice of the meeting.

9.4	The inadvertent failure of the directors to give notice of a meeting to a member or the fact that a member has not received a notice that has been properly given, shall not invalidate the meeting.

10	Proceedings at Meetings of Members

10.1	No business shall be transacted at any meeting of members unless a quorum of members is present at the time when the meeting proceeds to business. A quorum shall consist of the holder or holders present in person or by proxy entitled to exercise at least a majority of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon. For the avoidance of doubt, the members present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough members to leave less than a quorum.

10.2	A member shall be deemed to be present at a meeting of members if:

(a)	he or his proxy participates by telephone or other electronic means; and

(b)	all members and proxies participating in the meeting are able to hear each other.

10.3	If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting shall be:

(a)	dissolved; or

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(b)	those members present and entitled to vote (in person or by proxy) may resolve to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. If the adjournment is for more than 30 days, or if after adjournment a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to the persons who appear as members in the Company’s register of members on the Record Date and are entitled to notice of or to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

10.4	A member may attend a meeting of members personally or be represented by a proxy who may speak and vote on behalf of the member.

10.5	The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. An instrument appointing a proxy shall be in such form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy, but must be in writing under the hand of the appointer unless the appointer is a corporation or other form of legal entity (other than one or more individuals holding as joint owner) in which case the instrument appointing a proxy shall be in writing under the hand of an individual duly authorised by such corporation or legal entity to execute the same.

10.6	At every meeting the members present shall choose someone of their number to be the chairman (the “Chairman”). If the members are unable to choose a Chairman for any reason, then the person representing the greatest number of voting shares present at the meeting shall preside as Chairman.

10.7	The Chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

10.8	At any meeting a resolution put to the vote of the meeting shall be decided on a voice vote or show of hands by the holders of a majority of in excess of fifty (50) percent of the votes of those members (or their duly appointed proxies) entitled to vote and voting on the resolution, unless a poll is (before or on the declaration of the result of the voice vote or show of hands) demanded:

(a)	by the Chairman; or

(b)	by any member present in person or by proxy and holding not less than one tenth of the total voting shares issued and having the right to vote on such resolution.

10.9	Unless a poll be so demanded, a declaration by the Chairman that a resolution has, on voice vote or a show of hands been carried, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be sufficient evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

10.10	If a poll is duly demanded it shall be taken in such manner as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn, at the discretion of the Chairman.

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10.11	On a poll, every holder of a voting share present in person or by proxy shall have one vote for every voting share of which he is the holder which confers the right to a vote on the resolution.

10.12	In the case of an equality of votes, whether on a voice vote or show of hands or on a poll, the Chairman of the meeting at which the voice vote or show of hands takes place, or at which the poll is demanded, shall not be entitled to a second or casting vote.

10.13	Subject to the Memorandum or these Articles, an action that may be taken by members at a meeting of members may also be taken by Written Resolution.

10.14	If a committee is appointed for any member who is of unsound mind, that member may vote by such committee.

10.15	The register of members (or a copy of the register of members) shall be kept on file at the registered office of the Company for a period of ten days prior to any meeting of the members and shall be subject to inspection by any member at any time during usual business hours. The register of members (or a copy of the register of members) shall be produced and kept open at the time and place of the meeting during the whole time thereof, and shall be subject to the inspection of any member who may be present.

11	Meeting of Members

The Company shall not be required to hold an annual meeting of members in any calendar year. Where so determined by the directors, an annual meeting of members shall be held once in each calendar year, for the purpose of conducting such business as may come before the meeting in accordance with the provisions of these Articles. Such annual meeting of members (if any) shall be held at such date and time as may be determined by the directors.

12	Jointly Held Shares

12.1	Where shares are registered in the names of joint owners:

(a)	each registered owner may be present in person or by proxy at a meeting of members and may speak as a member;

(b)	if only one of them is present in person or by proxy, he may vote on behalf of all of them; and

(c)	if two or more are present in person or by proxy, they must vote as one. If more than one joint owner votes in person or by proxy at any meeting of members or by Written Resolution, the vote of the joint owner whose name appears first among such voting joint holders in the Company’s register of members shall alone be counted.

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13	Corporations Acting by Representatives at Meetings

Any corporation or other form of corporate legal entity which is a member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the members or any class of members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member.

14	Appointment, Removal, Number and Remuneration of Directors

14.1	The first registered agent of the Company shall appoint one or more persons as the first director or directors of the Company. At the first meeting of the directors or on the first occasion on which the first director or directors approve a Written Resolution of the directors (provided this is not after the first meeting of the directors) the directors may by Resolution of Directors elect any number of additional directors as it or they may determine up to the maximum number of directors (if any) set pursuant to Article ~~14.11.~~14.11. Thereafter, the directors shall be elected in accordance with Articles ~~14.2~~14.2 to ~~14.3.~~14.3.

14.2	Only persons who are proposed or nominated in accordance with this Article shall be eligible for election as directors. Any member or the Board may propose any person for election as a director. Where any person, other than a director retiring at the meeting or a person proposed for re-election or election as a director by the Board, is to be proposed for election as a director, notice must be given to the Company of the intention to propose him and of his willingness to serve as a director. Such notice must be given not later than 10 days following the earlier of the date on which notice of the general meeting was posted to the Members or the date on which public disclosure of the date of the next general meeting was made.

14.3	Where the number of persons validly proposed for re-election or election as a director is greater than the number of directors to be elected, the persons receiving the most votes (up to the number of directors to be elected) shall be elected as directors, and an absolute majority of the votes cast shall not be a prerequisite to the election of such directors.

14.4	Notwithstanding the requirements of Articles ~~14.2~~14.2 and ~~14.3,~~14.3, the directors may by Resolution of Directors appoint any person as a director of the Company:

(a)	to fill a vacancy arising by reason of the matters referred to at 14.5(a) to (d) below; or

(b)	as an additional director of the Company (provided that the number of directors shall not exceed the maximum number of directors (if any) that is permitted by any Resolution of Directors from time to time passed pursuant to Article ~~14.11~~14.11 and for the avoidance of doubt this Article ~~14.4(b)~~14.4(b) shall not restrict the directors from passing a new Resolution of Directors pursuant to Article ~~14.11~~14.11 increasing the maximum number of directors).

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14.5	Each director shall hold office until the earlier of:

(a)	his disqualification to act as a director under section 111 of the Act (on which his office as director shall be automatically terminated if he has not resigned in accordance with section 115(2) of the Act);

(b)	his death;

(c)	his resignation; or

(d)	the effective date of his removal by Resolution of Directors or Resolution of Members.

14.6	Any director which is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at meetings of the Board or with respect to unanimous written consents.

14.7	A person shall not be appointed as a director unless he has consented in writing to be a director.

14.8	The following are disqualified for appointment as a director:

(a)	an individual who is under 18 years of age;

(b)	a person who is a disqualified person within the meaning of section 260(4) of the Insolvency Act~~, 2003;~~ (As Revised);

(c)	a person who is a restricted person within the meaning of section 409 of the Insolvency Act, ~~2003;~~ (As Revised); and

(d)	an undischarged bankrupt.

14.9	A director shall not require a share qualification, but nevertheless shall be entitled to attend and speak at any meeting of the directors and meeting of the members and at any separate meeting of the holders of any class of shares in the Company.

14.10	The directors may be removed by Resolution of Directors or Resolution of Members and Sections 114(2) and 114(3) of the Act shall not apply to the Company.

14.11	Subject to the requirement that the number of directors shall not be less than one, the directors may by Resolution of Directors from time to time determine the maximum number of directors. No decrease in the number of directors which the Company is authorised (by Resolution of Directors) to have from time to time shall have the effect of shortening the term of any incumbent director.

14.12	The remuneration of directors (whether by way of salary, commission, participation in profits or otherwise) in respect of services rendered or to be rendered in any capacity to the Company (including to any company in which the Company may be interested) shall be fixed by Resolution of Directors or Resolution of Members. The directors may also be paid such travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors, or any committee of the directors or meetings of the members, or in connection with the business of the Company as shall be approved by Resolution of Directors or Resolution of Members.

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15	Alternate and Reserve Directors

15.1	A director, by written instrument deposited at the registered office, may from time to time appoint another director or another person to be his alternate. Every such alternate shall be entitled to be given notice of meetings and Written Resolutions of the directors and to attend and vote as a director at any such meeting at which the director appointing him is not personally present and generally at such meeting to have and exercise all the powers, rights, duties and authorities of the director appointing him, and to sign as a director any Written Resolution which is not signed by the director appointing him. Every such alternate shall be deemed to be an officer of the Company and shall not be deemed to be an agent of the director appointing him. Unless stated otherwise in the notice of the appointment of the alternate, if undue delay or difficulty would be occasioned by giving notice to a director of a resolution of which his approval is sought in accordance with these Articles his alternate (if any) shall be entitled to signify approval of the same on behalf of that director. The remuneration of an alternate shall be payable out of the remuneration payable to the director appointing him, as agreed between such alternate and the director appointing him. A director, by writing under his hand deposited at the registered office, may at any time vary or revoke the appointment of an alternate appointed by him. If a director shall die or cease to hold the office of director, the appointment of his alternate shall thereupon cease and terminate.

15.2	Where the Company has only one member with voting rights who is an individual and that member is also the sole director (the “sole member/director”), that sole member/director may, by instrument in writing, nominate a person who is not disqualified from being a director under section 111(1) of the Act as a reserve director of the Company to act in the place of the sole director in the event of his death. A person shall not be nominated as a reserve director unless he has consented in writing to be nominated as a reserve director. The nomination of a person as a reserve director of the Company ceases to have effect if:

(a)	before the death of the sole member/director who nominated him:

(i)	he resigns as reserve director; or

(ii)	the sole member/director revokes the nomination in writing; or

(b)	the sole member/director who nominated him ceases to be the sole member/director for any reason other than his death.

16	Duties of Directors and Conflicts of Interests

16.1	A director, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the Company.

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16.2	Notwithstanding the foregoing Article, if the Company is a wholly-owned subsidiary, a director may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of that Company’s holding company (as defined in the Act) even though it may not be in the best interests of the Company.

16.3	A director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the Company acting, in a manner that contravenes the Act or the Memorandum or Articles.

16.4	A director, when exercising powers or performing duties as a director, shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation:

(a)	the nature of the Company;

(b)	the nature of the decision; and

(c)	the position of the director and the nature of the responsibilities undertaken by him.

16.5	A director, when exercising his powers or performing his duties as a director, is entitled to rely upon the register of members and upon books, records, financial statements and other information prepared or supplied, and on professional or expert advice given, by:

(a)	an employee of the Company whom the director believes on reasonable grounds to be reliable and competent in relation to the matters concerned;

(b)	a professional adviser or expert in relation to matters which the director believes on reasonable grounds to be within the person’s professional or expert competence; and

(c)	any other director, or committee of directors upon which the director did not serve, in relation to matters within the director’s or committee’s designated authority,

provided that the director: (i) acts in good faith; (ii) makes proper inquiry where the need for the inquiry is indicated by the circumstances; and (iii) has no knowledge that his reliance on the register of members or the books, records, financial statements and other information or expert advice is not warranted.

16.6	A director may hold any other office or position of profit under the Company (except that of auditor) in conjunction with his office of director, and may act in a professional capacity to the Company on such terms as to remuneration and otherwise as the directors shall approve.

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16.7	A director may be or become a director or officer of, or otherwise be interested in any company promoted by the Company, or in which the Company may be interested, as a member or otherwise and no such director shall be accountable for any remuneration or other benefits received by him as director or officer or from his interest in such other company. The directors may also exercise the voting powers conferred by the shares in any other company held or owned by the Company in such manner in all respects as they think fit, including the exercise thereof in favour of any resolutions appointing them, or of their number, directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company. A director may vote in favour of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be, or be about to become, a director or officer of such other company, and as such in any other manner is, or may be, interested in the exercise of such voting rights in the manner aforesaid.

16.8	No director shall be disqualified by his office from contracting with the Company either as a buyer, seller or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director shall be in any way interested be voided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement, by reason of such director holding that office or by reason of the fiduciary relationship thereby established, provided such director shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose such interest to the board. For the purposes of this Article:

(a)	a director is not required to make such a disclosure if:

(i)	the transaction or proposed transaction is between the director and the Company; and

(ii)	the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions;

(b)	a disclosure to the board to the effect that a director is a member, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction. Such a disclosure is not made to the board unless it is made or brought to the attention of every director on the board; and

(c)	subject to section 125(1) of the Act, the failure by a director to comply with this Article does not affect the validity of a transaction entered into by the director or the Company.

16.9	A director who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

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17	Powers of Directors

17.1	The business of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company, and may exercise all such powers of the Company necessary for managing and for directing and supervising, the business and affairs of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the members, subject to any delegation of such powers as may be authorised by these Articles and permitted by the Act and to such requirements as may be prescribed by Resolution of Members, but no requirement made by Resolution of Members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

17.2	If the number of directors shall have been fixed at two or more persons and by reason of vacancies having occurred in the board there shall be only one continuing director, he shall be authorised to act alone only for the purpose of appointing another director.

17.3	Section 175 of the Act shall not apply to the Company. However, any sale, transfer, lease exchange or other disposition, other than a mortgage, charge or other encumbrance or the enforcement thereof, of all or substantially all of the assets of the company (other than a transfer pursuant to a power of the kind described in section 28(3) of the Act), if not made in the usual or regular course of the business carried on by the Company, shall require approval by Resolution of Members.

18	Delegation by the Board to Directors, Committees, Officers, Attorneys and Agents

18.1	The board may entrust to and confer upon any director or officer any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to the provisions of section 110 of the Act, the directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committees so formed shall in the exercise of powers so delegated conform to any regulations that may be imposed on it by the directors or the provisions of the Act.

18.2	The directors have no power to delegate the following powers to a committee of directors:

(a)	to amend the Memorandum or Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors; (This and the preceding sub-Article do not prevent a committee of directors, where authorised by the directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee);

(d)	to appoint or remove directors;

(e)	to appoint or remove an agent;

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(f)	to approve a plan or merger, consolidation or arrangement;

(g)	to make a declaration of solvency for the purposes of section 198(1)(a) of the Act or approve a liquidation plan; or

(h)	to make a determination under section 57(1) of the Act that the Company will, immediately after a proposed distribution, satisfy the solvency test.

18.3	Where the directors delegate their powers to a committee of directors, they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds that at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors by the Act.

18.4	The directors may, by Resolution of Directors, appoint officers of the Company at the first meeting of directors after each annual meeting of members, and at such times as shall be considered necessary or expedient. The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modifications in such duties as may be prescribed by the directors thereafter.

18.5	Any person may hold more than one office and no officer need be a director or member. The officers shall remain in office until removed from office by the directors, whether or not a successor is appointed.

18.6	Any officer who is a body corporate may appoint any person as its duly authorised representative for the purpose of representing it and of transacting any of the business of the officers.

18.7	The directors may from time to time by power of attorney appoint any company, firm or person or body of persons to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles) and for such period and subject to such conditions as the directors think fit.

18.8	The directors may appoint any person, including a person who is a director, to be an agent of the Company. An agent of the Company has such powers and authority of the directors, including the power and authority to affix the common seal of the Company, as are set forth in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

(a)	to amend the Memorandum or Articles;

(b)	to change the registered office or registered agent;

(c)	to designate committees of directors;

(d)	to delegate powers to a committee of directors;

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(e)	to appoint or remove directors;

(f)	to appoint or remove an agent;

(g)	to fix emoluments of directors;

(h)	to approve a plan of merger, consolidation or arrangement;

(i)	to make a declaration of solvency for the purposes of section 198(1)(a) of the Act or to approve a liquidation plan;

(j)	to make a determination under section 57(1) of the Act that the Company will, immediately after a proposed distribution, satisfy the solvency test as stipulated in section 56 of the Act; or

(k)	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

18.9	Where the directors appoint any person to be an agent of the Company, they may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

18.10	The directors may at any time remove an agent and may revoke or vary a power conferred on him.

19	Proceedings of Directors

19.1	The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. The meetings of the board and any committee thereof shall be held at such place or places (within or outside the British Virgin Islands) as the directors shall decide.

19.2	The directors may resolve to hold regular meetings at fixed times and locations (as such times and locations are determined by the directors) and subject to the directors so resolving to hold regular meetings as aforesaid, no further notice of such regular meetings must be given to the directors.

19.3	Meetings of the directors may also be convened at any time by the Chairman of the Board or the director who is designated as the “Chief Executive Officer” (if any) or by the director who is designated as “President” (if any) on oral or written notice to each other director, given either personally, by telephone, by telegram or by mail, given at least forty-eight hours prior to the time of the meeting. Any such meeting of the directors shall be called by the Chief Executive Officer (if any), President (if any) or the Secretary (if any) in like manner and on like notice on the written request of at least two directors. Except as may be otherwise expressly provided by law, the Memorandum or these Articles, neither the business to be transacted at, nor the purpose of, any meeting of the directors needs to be specified in a notice or waiver of notice.

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19.4	The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, shall not invalidate the meeting.

19.5	Any director who is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at meetings of the directors and of transacting any of the business of the directors.

19.6	A meeting of the directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than a majority of the total number of directors.

19.7	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

19.8	A director shall be deemed to be present at a meeting of the board if:

(a)	he or his alternate participates by telephone or other electronic means; and

(b)	all directors and alternates participating in the meeting are able to hear each other.

19.9	The directors may elect a chairman (the “Chairman of the Board”) of their meeting and determine the period for which he is to hold office. If no such Chairman of the Board is elected, or if at any meeting the Chairman of the Board is not present at the time appointed for holding the meeting, the directors present may choose one of their number to be Chairman of the Board for the meeting. If the directors are unable to choose a Chairman of the Board, for any reason, then the longest serving director present at the meeting shall preside as the Chairman of the Board.

19.10	Questions arising at any meeting of directors shall be decided by a two-thirds majority of votes. In case of an equality in votes the Chairman of the Board shall not have a second or casting vote.

19.11	A resolution approved by ~~a majority~~all of the directors for the time being entitled to receive notice of a meeting of the directors or of a committee of the directors and taking the form of a Written Resolution shall be as valid and effectual as if it had been passed at a meeting of the directors or of such committee duly convened and held, without the need for any notice.

19.12	If the Company shall have only one director, the foregoing provisions for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters and in lieu of minutes of a meeting shall record in writing and sign a note of memorandum of all matters requiring a Resolution of Directors. Such note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

19.13	Notwithstanding any other requirement of the Memorandum or Articles, immediately following each annual meeting of the members, there shall be held at the same place as the annual meeting of the members as aforesaid, a meeting of the directors (and there shall be no requirement for any further notice of that meeting of the directors to be provided to the directors). The requirement under this Article ~~19.13~~19.13 may only be disapplied where the directors (being the directors in office immediately after the annual meeting of the members as aforesaid) unanimously resolve to change such time or place of such meeting of the directors.

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20	Indemnification and Insurance

20.1	Subject to the provisions of the Act, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), or who is or was serving at the request of the Company as a director or officer of another company, partnership, joint venture, trust or other enterprise (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, judgments, fines, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may reasonably incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

20.2	The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

20.3	No Indemnified Person shall be personally liable to the Company for damages for any breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer for:

(a)	acts or omissions which involve intentional misconduct, fraud or a knowing violation of law,

(b)	for the violation of any provision of the Act, as amended from time to time, that expressly provides for liability of directors or officers notwithstanding any provision herein to the contrary.

For the avoidance of doubt, any amendment (including any deletion) of this Article ~~20.3~~20.3 by the members of the Company shall be prospective only, and shall not adversely affect any limitation of the personal liability of an Indemnified Person for acts or omissions prior to such amendment (or deletion).

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20.4	The directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

21	Company Seal and Entry into Contracts and Deeds

21.1	The directors shall provide for the safe custody of the common seal of the Company. The common seal when affixed to any instrument (save for a share certificate in accordance with these Articles) shall be witnessed by a director or officer of the Company or any other person so authorised from time to time by the directors.

21.2	A contract may be entered into by the Company as follows:

(a)	a contract that, if entered into by an individual, would be required by law to be in writing and under seal, may be entered into by or on behalf of the Company in writing under the common seal of the Company, or executed by or on behalf of the Company by a director or an authorised agent of the Company, and may be varied or discharged in the same manner;

(b)	a contract that, if entered into by an individual, would be required by law to be in writing and signed, may be entered into by or on behalf of the Company in writing and signed by a person acting under the express or implied authority of the company, and may be varied or discharged in the same manner; and

(c)	a contract that, if entered into by an individual, would be valid although entered into orally, and not reduced to writing, may be entered into orally by or on behalf of the Company by a person acting under the express or implied authority of the Company, and may be varied or discharged in the same manner.

21.3	Notwithstanding the foregoing Article, an instrument is validly executed by the Company as a deed, or an instrument under seal, if it is either:

(a)	sealed with the common seal of the Company and witnessed by a director and/or such other person who is authorised by the Memorandum or Articles to witness the application of the common seal of the Company; or

(b)	expressed to be, or is expressed to be executed as, or otherwise makes clear on its face that it is intended to be, a deed and it is signed by a director and/or by a person acting under the express or implied authority of the Company.

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22	Distributions

22.1	Subject to the provisions of the Act, the directors may, by Resolution of Directors, authorise a distribution by the Company at a time, and of an amount, and to any members they think fit if they are satisfied, on reasonable grounds that, immediately after the distribution, the value of the Company’s assets will exceed the Company’s liabilities and the Company is able to pay its debts as they fall due.

22.2	No distribution shall be paid on those shares which are held by the Company as treasury shares at the date of declaration of the distribution.

22.3	The directors may, before recommending any distribution, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at their discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit.

22.4	If several persons are registered as joint holders of any share, any of them may give effectual receipt for any distribution or other monies payable on or in respect of the share.

22.5	Notice of any distribution that may have been declared shall be given to each member in manner hereinafter mentioned and all distributions unclaimed for three years after having been declared may be forfeited by the directors for the benefit of the Company.

22.6	No distribution shall bear interest against the Company.

23	Company Records

23.1	The Company shall keep records that:

(a)	are sufficient to show and explain the Company’s transactions; and

(b)	will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

23.2	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of all meetings and all resolutions of members and of classes of members; and

(b)	minutes of all meetings and all resolutions of directors and committees of directors.

23.3	Where any such records are kept at a place other than at the office of the Company’s registered agent, the Company shall provide the registered agent with a written record of the physical address of the place or places at which the records are kept. Where the place at which any such records is changed, the Company shall provide the registered agent with the physical address of the new location of the records within fourteen days of the change of location.

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23.4	The Company shall keep a register to be known as a register of directors containing the names and addresses of the persons who are directors, the date on which each person whose name is entered in the register was appointed as a director, the date on which each person named as a director ceased to be a director, and such other information as may be prescribed from time to time by law.

23.5	The Company shall maintain an accurate and complete register of members showing the full names and addresses of all persons holding registered shares in the Company, the number of each class and series of registered shares held by such person, the date on which the name of each member was entered in the register of members and where applicable, the date such person ceased to hold any registered shares in the Company.

23.6	The Company shall keep the following at the office of its registered agent:

(a)	the Memorandum and Articles;

(b)	the register of members maintained in accordance with these Articles or a copy of the register of members;

(c)	the register of directors maintained in accordance with these Articles or a copy of the register of directors;

(d)	copies of all notices and other documents filed by the Company in the previous ten years;

(e)	a copy of the register of charges kept by the Company pursuant to section 162(1) of the Act; and

(f)	an imprint of the common seal.

23.7	Where the Company keeps a copy of the register of members or the register of directors at the office of its registered agent, it shall:

(a)	within 15 days of any change in the register, notify the registered agent, in writing, of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

(c)	Where the place at which the original register of members or the original register of directors is changed, the Company shall provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

23.8	The records, documents and registers required by these Articles shall be open to the inspection of the directors at all times.

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23.9	The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions the records, documents and registers of the Company or any of them shall be open to the inspection of members not being directors, and no member (not being a director) shall have any right to inspect any records, documents or registers of the Company except:

(a)	as conferred by the Act; and

(b)	that any member who owns at least 15% of the outstanding shares of the Company, upon at least five days’ written demand, may inspect, during usual business hours, the books of account and all financial records of the Company, to make copies of records, and to conduct an audit of such records at the member’s own cost.

24	Audit

24.1	The directors may by a Resolution of Directors call for the accounts of the Company to be examined by an auditor or auditors to be appointed by them at such remuneration as may from time to time be agreed.

24.2	The auditor may be a member but no director or officer of the Company shall be eligible during his continuance in office.

24.3	Every auditor of the Company shall have a right of access at all times to the books of account of the Company, and shall be entitled to require from the officers of the Company such information and explanations as he thinks necessary for the performance of his duties.

24.4	The report of the auditor shall be annexed to the accounts upon which he reports, and the auditor shall be entitled to receive notice of, and to attend, any meeting at which the Company’s audited profit and loss account and/or balance sheet is to be presented.

25	Notices

25.1	Any notice, information or written statement required to be given to members shall be served by mail (air-mail service if available) addressed to each member at the address shown in the Company’s register of members.

25.2	All notices directed to be given to the members shall, with respect to any registered shares to which persons are jointly entitled, be given to whichever of such persons is named first in the Company’s register of members, and notice so given shall be sufficient notice to all the holders of such shares.

25.3	Any notice, if served by post, shall be deemed to have been served within ten days of posting, and in proving such service it shall be sufficient to prove that the letter containing the notice was properly addressed and mailed with the postage prepaid.

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26	Continuation

The Company may, by a Resolution of Directors or by a Resolution of Members, continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

27	Winding Up

27.1	The Company may be voluntarily liquidated under Part XII of the Act if it has no liabilities and it is able to pay its debts as they become due. A liquidator may, subject to the terms of the Act, be appointed by a Resolution of Directors or by a Resolution of Members.

27.2	If the Company shall be wound up, the liquidator may divide amongst the members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any such property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributors as the liquidator shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

We, Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 18th day of June 2012.

Incorporator

_____________________________________

Richard May

Authorised Signatory

Maples Corporate Services (BVI) Limited

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